Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

January 11, 2024

Via EDGAR

Ms. Amanda Ravitz Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549
Dear Ms. Ravitz,
This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated January 4, 2024 (the “Comment Letter”) based on the Staff’s review of Sensata’s Definitive Proxy Statement on Schedule 14A, filed on April 13, 2023. Below the Company has reprinted each of the Staff’s comments in bold and thereunder set forth our related response.
Definitive Proxy Statement on Schedule 14A, filed on April 13, 2023
Pay Versus Performance, page 50
1.We note that you have included Adjusted Earnings Per Share, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, including an appendix, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement. In this regard, we note your footnote (5) reference to pages 32 - 35 of the proxy statement, but are unable to locate disclosure showing how this number is calculated from your audited financial statements on these pages.
Response:
The Company acknowledges the Staff’s comment and confirms that its future proxy disclosures will include a cross-reference to the appendix of the proxy statement for the reconciliation of Adjusted EPS to our audited financial statements.
2.We note your disclosure in footnotes (1) - (3) showing the calculation of compensation actually paid to your PEOs and non-PEO named executive officers. It appears that you have aggregated the individual equity calculations that you are required to show separately. Please ensure that your disclosure regarding the calculation of compensation actually paid shows each of the numerical amounts deducted and added pursuant to

Regulation S-K Item 402(v)(2)(iii). See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.
Response:
The Company acknowledges the Staff’s comment and confirms that its future proxy disclosures will show each of the numerical amounts deducted and added to compensation actually paid to our PEOs and non-PEO named executive officers pursuant to Regulation S-K Item 402(v)(2)(iii).
3.Although we note your disclosure that, "there is not always a clear direct correlation between a metric's performance in a given year and the effect it had on CAP," it appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5) relating to total shareholder return and net income. Please ensure that you have provided this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that the relationship is unclear or that no relationship exists, even if a particular measure is not used in setting compensation.
Response:
The Company acknowledges the Staff’s comment and confirms that its future proxy disclosures will include relationship disclosures required by Regulation S-K Item 402(v)(5) relating to total shareholder return and net income.
4.Refer to the graphical disclosure under the headings "Long-term Incentive Pay" and "Short-term Incentive Pay." It is not clear what is meant by the term "indirect" under each graph, particularly since the graphs represent empirical data regarding actual results. In addition, it appears that you have already included disclosure explaining why you believe that these relationships are indirect. Please ensure that the disclosure you provide pursuant to Regulation S-K Item 402(v)(5) represents a clear description of the relevant relationships.
Response:
The Company acknowledges the Staff’s comment and confirms that its future proxy disclosures will represent a clear description of the relevant relationships pursuant to Regulation S-K Item 402(v)(5).
Sincerely,

/s/ Brian Roberts

Brian Roberts